Exhibit 99.5

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IN THE UNITED STATES BANKRUPTCY COURT

FOR THE NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

In re:	) CHAPTER 11
)
CDC CORPORATION,	) CASE NO. 11-79079-PWB
)
Debtor.	)
)

NOTICE OF EFFECTIVE DATE

UNDER SECOND AMENDED JOINT PLAN OF REORGANIZATION

AND OF TRANSFER OF TRUST ASSETS TO LIQUIDATION TRUST

PLEASE TAKE NOTICE that, as set forth in that certain Order of the Bankruptcy Court entered December 19, 2012 (the “Effective Date Order”; Docket No. 669), the Debtor has satisfied all conditions to the Effective Date under the “Second Amended Joint Plan of Reorganization for CDC Corporation” dated August 29, 2012 (the “Plan”; Docket No. 542),1 including those conditions set forth in the Plan and the Order confirming the Plan entered September 6, 2012 (the “Confirmation Order”; Docket No. 551);

PLEASE TAKE FURTHER NOTICE that, as a result of entry of the Effective Date Order, December 19, 2012, is the Effective Date of the Plan;

PLEASE TAKE FURTHER NOTICE that the Debtor has executed the Deed of Assignment attached hereto as Exhibit “A” and, accordingly, pursuant to Section 7.10 of the Plan, the filing of this Notice vests the Trust Assets in the Liquidation Trust; and

PLEASE TAKE FURTHER NOTICE that the Plan, the Confirmation Order, and the Effective Date Order are available for review during normal business hours in the Office of the Clerk, United States Bankruptcy Court, Suite 1340, 75 Spring Street, S.W., Atlanta, Georgia 30303, or a copy thereof may be obtained (i) online at http://ecf.ganb.uscourts.gov (registered users), or (ii) by contacting and requesting a copy from Elizabeth Miller at the office of Debtor’s counsel, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road, N.E., Suite 550, Atlanta, Georgia, (404) 262-7373, or emiller@lcsenlaw.com.

Dated: December 19, 2012

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.
Attorneys for the Debtor

By:	/s/ Gregory D. Ellis
Gregory D. Ellis
Georgia Bar No. 245310
gellis@lcsenlaw.com

3343 Peachtree Road, N.E, Ste. 550 Atlanta, GA 30326 (404) 262-7373

[1]	Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

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EXHIBIT “A”

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Date: 19 December, 2012

CDC CORPORATION

and

MARCUS A. WATSON, as the trustee of the

CDC LIQUIDATION TRUST

DEED OF ASSIGNMENT

SOLOMON HARRIS

ATTORNEYS-AT-LAW

P.O. Box 1990

FirstCaribbean House, 3rd Floor

George Town, Grand Cayman

Cayman Islands KY1-1104

Tel: 345 949 0488, Fax: 345 949 0364

www.solomonharris.com

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THIS DEED OF ASSIGNMENT is made on the 19th day of December, 2012

BETWEEN:

CDC CORPORATION, a company formed under the laws of the Cayman Islands, having a registered office situate at the offices of Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands (the “Assignor”); and

MARCUS A. WATSON, as the initial Liquidation Trustee of the CDC Liquidation Trust, a trust created under or pursuant to the Laws of the State of Georgia, in the United States of America (the “Assignee”)

WHEREAS:

1.	The Assignor filed a petition for relief under chapter 11 of the Bankruptcy Code in the Bankruptcy Court.

2.	The Assignor is a debtor and a debtor in possession for the purposes of the Bankruptcy Code.

3.	The Assignor proposes to satisfy various claims made against in accordance with the terms of the Plan.

4.	In accordance with the Plan, a liquidation trust, known as the CDC Liquidation Trust, shall be established on behalf of, and for the benefit of, holders of common shares, equity rights, restricted stock awards and option interests of the Assignor (collectively, the “Equity Interests”).

5.	In order to satisfy certain claims made by holders of Equity Interests, the Assignor has agreed to transfer certain assets to the CDC Liquidation Trust.

6.	The assets of the Assignor include cash and the Shares.

NOW THIS DEED WITNESSETH as follows:

1.	INTERPRETATION

Words and expressions used in this Deed shall have the following meanings.

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“Allowed Equity Interest” has the meaning set out in the Plan.

“Assets” has the meaning set out in the Plan.

“Assignee” means Marcus A. Watson, as the Initial Liquidation Trustee.

“Assignor” means CDC Corporation.

“Bankruptcy Code” means Title 11 of the United States Code, 11 U.S.C. §§ 101, et seq., and as such title has been, or may be, amended from time to time, to the extent that any such amendment is applicable to the Chapter 11 Case.

“Bankruptcy Court” means the United States Bankruptcy Court for the Northern District of Georgia, or such other court having jurisdiction over the Chapter 11 Case or any proceeding within, or appeal of an order entered in, the Chapter 11 Case.

“CDC Liquidation Trust” means the liquidation trust established pursuant to Section 7.8 of the Plan in accordance with the Liquidation Trust Agreement.

“Chapter 11 Case” means the bankruptcy case of CDC Corporation pending before the Bankruptcy Court, and bearing case number 11-79079 (PWB).

“Completion” has the meaning described in Clause 6 of this Deed.

“Consideration” means the consideration described in Clause 3 of this Deed.

“Debtor” means CDC Corporation, a company formed under the laws of the Cayman Islands, having a registered office situate at the offices of Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands, as debtor and debtor in possession in the Chapter 11 case.

“Effective Date” means the 19th day of December, 2012.

“Equity Committee” has the meaning set out in the Plan

“Equity Interests” has the meaning set out in the Plan.

“Liquidation Trust Agreement” means the agreement to be executed between the initial Liquidation Trustee and the Debtor establishing CDC Liquidation Trust under or pursuant to the Laws of the State of Georgia, in the United States of America.

“Liquidation Trust Interests” means that number of beneficial interests in the Liquidation Trust equal to aggregate number of Allowed Equity Interests as at the Effective Date.

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“Liquidation Trustee” means the person and any successor thereto, which shall be appointed as the trustee of the CDC Liquidation Trust (or any successor trust) in accordance with the Confirmation Order and Plan, and “Initial Liquidation Trustee” means Marcus A. Watson.

“Plan” means the First and Second Amended Joint Plan of Reorganization for CDC Corporation, together with any exhibits, the Plan Supplement and any amendments or modifications as the Proponents may file hereafter in accordance with the terms of the Plan.

“Plan Supplement” has the meaning set out in the Plan.

“Proponents” means CDC Corporation, as the Debtor, and the Equity Committee.

“Retained Assets” means those assets set out in Exhibit B to the Liquidation Trust Agreement, including, without limitation, the urls legally or beneficially owned or held by the Debtor or both, whether registered or unregistered, and including applications or rights to apply for them and together with all extensions and renewals of them, and in each and every case, all rights or forms of protection applicable to ownership of such urls effective anywhere in the world.

“Shares” means all of the shares of the Subsidiaries and the shares of E2-Capital (Holdings) Limited, Mgame Corp. and China.com Inc. held by CDC Corporation as at the Effective Date.

“Subsidiaries” means the corporations and companies that are wholly owned directly by CDC Corporation as at the Effective Date, including, without limitation, CDC Software International Corporation, Lucky Victoria Limited, CDC Delaware Corp., china.dom Investment Holdings Limited, china.com Strategic, Inc., china.com Studios Inc., CDC Cloud, Inc., chinadotcom IP Limited, CCC Nominees Limited, CDC Mobile Corporation, CDC Acquisition Corporation, CDC Asia Acquisition Corporation, chinadotcom Finance Corporation Limited, chinadotcom Secretarial Services Limited, CDC Multimedia Group Limited, CDC Games International Corporation, and chinadotcom Mobile Interactive Corporation.

“Transferred Assets” means all Assets other than the Retained Assets, including, without limitation, the Shares.

2.	ASSIGNMENT

The Assignor hereby assigns, transfers, conveys and sets over unto the Assignee all of the Assignor’s legal and beneficial ownership, right, title and interest in and to the Transferred Assets, TO HOLD for the sole benefit of the Assignee absolutely.

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The Assignee hereby accepts the assignment, transfer and conveyance of the entire interest of the Assignor in and to the Transferred Assets, from and after the Effective Date.

3.	CONSIDERATION

As Consideration for the assignment by the Assignor to the Assignee of the Transferred Assets, the Assignee hereby agrees to issue, and the Assignor agrees to accept as payment in full, that number of Liquidation Trust Interests equal to the number of Allowed Equity Interests as sole Consideration for the assignment of the Transferred Assets.

4.	ENTIRE AGREEMENT

This Deed contains the entire agreement between the parties hereto pertaining to the subject matter hereof and fully supersedes all prior written or oral agreements and understandings between the parties pertaining to such subject matter.

5.	CONFIDENTIALITY

No Party shall disclose any information relating to the Intellectual Property or any information provided by a Party to the other Party without the prior written consent from the appropriate Party unless:

(a)	it is commercially customary to do so and such disclosure would not breach any applicable laws;

(b)	such disclosure is necessary for the performance of this Deed, including, without limitation, the Completion of this Deed;

(c)	if such disclosure is required by any applicable law or in connection with any litigation pertaining to the Intellectual Property or this Deed; or

(d)	such information is known to the recipient to whom the disclosure is made, is in the public domain or is generally known at the time of disclosure.

6.	COMPLETION

This Deed shall not be considered to be completed and fully performed until such time as all indicia of ownership of the Transferred Assets are in the name of the Assignee. From and after the Effective Date, the Assignor shall take all steps and do all things necessary or desirable to ensure or procure that all indicia of

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ownership of the Transferred Assets, including, without limitation, the Shares, are transferred into the name of the Assignee. For greater certainty, commencing on and after the Effective Date, the Assignor shall act as a bare trustee of the Transferred Assets and as the agent of the Assignee, whether or not such agency is disclosed to a third party, with respect to such Transferred Assets until such time as all indicia of ownership of the Transferred Assets are in the name of the Assignee.

7.	FURTHER ASSURANCES

Each party agrees that it will execute and deliver such other documents and take such other action, whether prior or subsequent to the date hereof, as may be reasonably requested by the other party to consummate the transaction contemplated by this Deed. The provisions of this Clause 7 shall survive Completion.

8.	COUNTERPARTS

This Deed may be executed in counterparts, all such executed counterparts shall constitute the same agreement, and the signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

9.	NOTICES

Any demand, notice or other communication in connection with this Deed will be in writing and will be deemed to have been duly delivered if given or made as follows:-

(a)	if sent by domestic post, on the fourth Business Day after the date of posting;

(b)	if sent by international post, on the tenth Business Day after the date of posting;

(c)	if delivered by hand, upon delivery at the address provided for in this Deed; or

(d)	if sent by facsimile or other means of electronic transmission, on the day of successful transmission.

provided that, if it is delivered by hand or sent by facsimile or other electronic transmission on a day which is not a Business Day or after 4 p.m. on a Business Day, it will be deemed to have been given or made on the next Business Day.

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10.	SEVERABILITY

If any provision of this Deed is determined by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Deed shall nonetheless remain in full force and effect, provided that the invalidity or unenforceability of such provision does not materially adversely affect the benefits accruing to any party hereunder.

11.	GOVERNING LAW AND JURISDICTION

This Deed is governed by Cayman Islands law and the Assignor and the Assignee hereby submit to the non-exclusive jurisdiction of the courts of the Cayman Islands in respect of any dispute which might arise under or in relation to this Deed.

12.	THIRD PARTIES

The provisions of this Deed and of the documents to be executed and delivered pursuant to the Deed are and will be for the benefit of the Assignor and Assignee only and are not for the benefit of any third party, and accordingly, no third party shall have the right to enforce the provisions of this Deed or of the documents to be executed and delivered at Completion.

13.	CAPTIONS

The section headings appearing in this Deed are for convenience of reference only and are not intended, to any extent and for any purpose, to limit or define the text of any section or any subsection hereof.

14.	CONSTRUCTION

The parties acknowledge that the parties and their counsel have reviewed and revised this Deed and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Deed or any exhibits or amendments hereto.

15.	ASSIGNMENT

This Deed shall not be assignable by a party except with the prior written consent of the other party, which consent will not be unreasonably withheld. This Deed shall be binding upon the successors and permitted assigns of both parties hereto.

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16.	DEFAULT

In the event of any dispute and/or default between the Assignor and Assignee arising under this Deed, the non-prevailing party shall pay to the prevailing party all fees (including reasonable attorneys’ fees) costs, and charges arising as a result of such dispute.

IN WITNESS WHEREOF the parties hereto have caused this Deed to be duly executed the day first hereinbefore written.

EXECUTED as a DEED by CDC CORPORATION	) )
	) )	/s/ Marcus A. Watson
	) )	Marcus A. Watson Director

EXECUTED as a DEED by MARCUS A. WATSON, as the trustee CDC Liquidation Trust in the presence of:-	) ) ) )
	)	/s/ Marcus A. Watson
	)	Marcus A. Watson
	)	Initial Liquidation Trustee
/s/ Debbie Cruz
Witness

Name of Witness:	Debbie Cruz